FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                     No                 X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                     No                X

YPF Sociedád Anonima

ITEM

1             Translation of Condensed Interim Consolidated Financial Statements as of March 31, 2015 and Comparative Information.

SOCIEDAD ANONIMA Condensed Interim Consolidated Financial Statements as of March 31, 2015 and Comparative Information

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2015

AND COMPARATIVE INFORMATION

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

Macacha Güemes 515 – Ciudad Autónoma de Buenos Aires, Argentina

FISCAL YEAR NUMBER 39

BEGINNING ON JANUARY 1, 2015

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2015 AND FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2015 AND COMPARATIVE INFORMATION

LEGAL INFORMATION

Principal business of the Company: exploration, development and production of oil, natural gas and other minerals and refining, transportation, marketing and distribution of oil and petroleum products and petroleum derivatives, including petrochemicals, chemicals and non-fossil fuels, biofuels and their components; production of electric power from hydrocarbons; rendering telecommunications services, as well as the production, industrialization, processing, marketing, preparation services, transportation and storage of grains and its derivatives.

Date of registration with the Public Commerce Register: June 2, 1977.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: April 14, 2010.

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24: not incorporated (modified by Law No. 26,831).

Capital structure as of March 31, 2015

(expressed in Argentine pesos)

– Subscribed, paid-in and authorized for stock exchange listing	3,933,127,930	(1)

(1) Represented by 393,312,793 shares of common stock, Argentine pesos 10 per value and 1 vote per share.

MIGUEL MATIAS GALUCCIO

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

Condensed interim consolidated balance sheet as of March 31, 2015 and December 31, 2014

(amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos,

and as otherwise indicated – Note 1.b)

	Note	March 31, 2015	December 31, 2014
ASSETS
Noncurrent Assets
Intangible assets	6.a	4,602	4,393
Fixed assets	6.b	167,869	156,930
Investments in companies	6.c	3,050	3,177
Deferred income tax assets, net	6.i	261	244
Other receivables	6.e	2,004	1,691
Trade receivables	6.f	19	19

Total noncurrent assets		177,805	166,454

Current Assets
Inventories	6.d	13,103	13,001
Other receivables	6.e	7,740	7,170
Trade receivables	6.f	11,687	12,171
Cash and cash equivalents	6.g	11,039	9,758

Total current assets		43,569	42,100

TOTAL ASSETS		221,374	208,554

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		10,427	10,400
Reserves, other comprehensive income and retained earnings		66,788	62,230

Shareholders’ equity attributable to the shareholders of the parent company		77,215	72,630
Non-controlling interest		133	151

TOTAL SHAREHOLDERS’ EQUITY		77,348	72,781

LIABILITIES
Noncurrent Liabilities
Provisions	6.h	27,702	26,564
Deferred income tax liabilities, net	6.i	19,283	18,948
Taxes payable		278	299
Loans	6.j	41,912	36,030
Accounts payable	6.k	571	566

Total noncurrent liabilities		89,746	82,407

Current Liabilities
Provisions	6.h	2,316	2,399
Income tax liability		4,799	3,972
Taxes payable		2,543	1,411
Salaries and social security		1,424	1,903
Loans	6.j	14,804	13,275
Accounts payable	6.k	28,394	30,406

Total current liabilities		54,280	53,366

TOTAL LIABILITIES		144,026	135,773

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		221,374	208,554

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL MATÍAS GALUCCIO

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

Condensed interim consolidated statements of comprehensive income for the three-month periods ended March 31, 2015 and 2014

(amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos,

and as otherwise indicated – Note 1.b)

		For the three-month periods ended March 31,
	Note	2015	2014
Revenues	6.l	34,702	30,664
Cost of sales	6.m	(26,076)	(23,016)

Gross profit		8,626	7,648

Selling expenses	6.n	(2,592)	(2,204)
Administrative expenses	6.n	(1,198)	(817)
Exploration expenses	6.n	(191)	(197)
Other operating income, net	6.ñ	(176)	(46)

Operating income		4,469	4,384

Loss on investments in companies	7	(38)	(3)

Financial income:
Gains (losses) on assets
Interests		308	280
Exchange differences		(272)	(1,404)
(Losses) gains on liabilities
Interests		(2,002)	(1,568)
Exchange differences		1,581	7,275

Net income before income tax		4,046	8,964

Current income tax	6.i	(1,619)	(139)
Deferred income tax	6.i	(318)	(6,038)

Net income for the period		2,109	2,787

Net income for the period attributable to:
– Shareholders of the parent company		2,127	2,881
– Non-controlling interest		(18)	(94)

Earnings per share attributable to shareholders of the parent company basic and diluted	9	5.42	7.34

Other comprehensive income
Translation differences from investments in companies(2)		(83)	(403)
Translation differences from YPF S.A.(3)		2,514	11,642

Total other comprehensive income for the period(1)		2,431	11,239

Total comprehensive income for the period		4,540	14,026

(1)	Entirely assigned to the parent company’s shareholders.
(2)	Will be reversed to net income at the moment of the sale of the investment or full or partial reimbursement of the capital.
(3)	Will not be reversed to net income.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL MATÍAS GALUCCIO

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

Condensed interim consolidated statements of changes in shareholders’ equity for the three-month periods ended March 31, 2015 and 2014

(amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos,

and as otherwise indicated – Note 1.b)

	2015
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balances at the beginning of the year	3,922	6,083	11	18	51	(310)	(15)	640	10,400
Accrual of share-based benefit plans	-	-	-	-	27	-	-	-	27
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	-	-	-

Balances at the end of the period	3,922	6,083	11	18	78	(310)	(15)	640	10,427

	2015										2014
	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income	Retained earnings	Parent company’s shareholders	Non- controlling interest	Total shareholders’ equity	Total shareholders’ equity
Balances at the beginning of the year	2,007	5	12,854	320	3,648	34,363	9,033	72,630	151	72,781	48,240
Accrual of share-based benefit plans	-	-	-	-	-	-	-	27	-	27	14
Other comprehensive income for the period	-	-	-	-	-	2,431	-	2,431	-	2,431	11,239
Net income	-	-	-	-	-	-	2,127	2,127	(18)	2,109	2,787

Balances at the end of the period	2,007	5	12,854	320	3,648	36,794(1)	11,160	77,215	133	77,348	62,280

(1)

Includes 38,278 corresponding to the effect of the translation of the financial statements of YPF S.A. and (1,484) corresponding to the effect of the translation of the financial statements of investments in companies with functional currency different to dollar, as detailed in Note 1.b.1 to the annual consolidated financial statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL MATIAS GALUCCIO

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

Condensed interim consolidated statements of cash flow for the three-month periods ended

March 31, 2015 and 2014

(amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos,

and as otherwise indicated – Note 1.b)

	For the three-month periods ended March 31,
	2015	2014
Cash flows from operating activities:
Net income	2,109	2,787
Adjustments to reconcile net income to cash flows provided by operating activities:
Loss on investments in companies	38	3
Depreciation of fixed assets	5,564	3,903
Amortization of intangible assets	69	73
Consumption of materials and retirement of fixed assets and intangible assets, net of provisions	592	988
Income tax	1,937	6,177
Net increase in provisions	903	604
Exchange differences, interest and other (1)	485	(1,870)
Share-based benefit plan	27	14
Accrued insurance	(511)	(741)
Changes in assets and liabilities:
Trade receivables	388	(1,996)
Other receivables	(548)	(3,052)
Inventories	266	380
Accounts payable	1,015	(1,144)
Taxes payables	1,111	1,598
Salaries and social security	(479)	(196)
Decrease in provisions due to payment/use	(393)	(744)
Dividends from investments in companies	150	-
Income tax payments	(792)	(69)

Net cash flows provided by operating activities	11,931	6,715

Cash flows used in investing activities:(2)
Acquisition of fixed assets and intangible assets	(15,628)	(11,816)
Capital contributions to investments in companies	(2)	(85)
Proceeds from sale of fixed assets and intangible assets	-	1,531
Acquisition of participation in joint operations	-	(326)
Acquisition of subsidiaries net of acquired cash and cash equivalents	-	(6,103)
Proceeds from collection of damaged property’s insurance	-	608

Net cash flows used in investing activities	(15,630)	(16,191)

Cash flows provided by financing activities
Payments of loans	(4,632)	(2,143)
Payments of interest	(1,379)	(939)
Proceeds from loans	10,784	4,252

Net cash flows provided by financing activities	4,773	1,170

Translation differences generated by cash and cash equivalents	207	702

Net increase (decrease) in cash and cash equivalents	1,281	(7,604)

Cash and cash equivalents at the beginning of year	9,758	10,713
Cash and cash equivalents at the end of period	11,039	3,109

Net increase (decrease) in cash and cash equivalents	1,281	(7,604)

COMPONENTS OF CASH AND CASH EQUIVALENTS AT THE END OF PERIOD
- Cash	9,893	1,325
- Cash equivalents	1,146	1,784

TOTAL CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	11,039	3,109

(1)	Does not include translation differences generated by cash and cash equivalents, which is exposed separately in the statement.
(2)

The main investing activities that have not affected cash and cash equivalents correspond to unpaid acquisitions of fixed assets and concession extension easements not paid for 4,502 and 3,306 for the three-month periods ended March 31, 2015 and 2014, respectively.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL MATIAS GALUCCIO

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

Notes to the condensed interim consolidated financial statements for the three-month period ended March 31, 2015 and comparative information

(amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos,

and as otherwise indicated – Note 1.b)

1.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.a) Basis of preparation

The condensed interim consolidated financial statements of YPF S.A. (hereinafter “YPF”) and its controlled companies (hereinafter and all together, the “Group” or the “Company”) for the three-month period ended March 31, 2015, are presented in accordance with International Accounting Standards (“IAS”) No. 34 “Interim Financial Reporting”. The adoption of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) was determined by the Technical Resolution No. 26 (ordered text) issued by Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) and the Regulations of the Argentine Securities Commission (“CNV”). Additional information required by the Law 19,550 of Argentine Corporations and/or regulations of the CNV was included in the Notes to the mentioned condensed interim consolidated financial statements only to comply with regulatory requirements.

These Condensed Interim Consolidated Financial Statements should be read in conjunction with the Annual Consolidated Financial Statements of the Group as of December 31, 2014 (“the Annual Consolidated Financial Statements”) prepared in accordance with IFRS.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on May 7, 2015.

These Condensed Interim Consolidated Financial Statements corresponding to the three month period ended on March 31, 2015 are unaudited. Management believes they include all necessary adjustments to fairly present the results of each period on a consistent basis with the annual condensed interim consolidated financial statements. Results for the three month period ended on March 31, 2015 do not necessarily reflect the proportion of the Group’s full-year results.

1.b) Significant Accounting Policies

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements of the Company as of December 31, 2014, except for the valuation policy for Income Tax detailed in Note 6.i). The most significant accounting policies are described in Note 1 to such annual consolidated financial statements.

New standards issued

The standards, interpretations and related amendments published by the IASB and endorsed by the FACPCE and the CNV which have been applied by the Company as from the year beginning on January 1, 2015, are the following:

●

Annual improvements to IFRS (2010-2012 cycle) modify several standards, including amendments to IAS 16 (Property, Plant and Equipment), IAS 24 (Related Party Disclosures), IAS 38 (Intangible Assets), IFRS 2 (Shared-based Payment), IFRS 3 (Business Combinations) and IFRS 8 (Operating Segments), IFRS 13 (Fair Value Measurement).

●

Annual improvements to IFRS (2011-2013 cycle) modify several standards, including amendments to IAS 40 (Investment Property), IFRS 1 (First-time Adoption of International Financial Reporting Standards), IFRS 3 (Business Combinations) and IFRS 13 (Fair Value Measurement).

The aforementioned adoption of standards, interpretations and related amendments did not have significant impact on these condensed interim consolidated financial statements.

Functional and reporting currency

As it was mentioned in Note 1.b.1 to the annual consolidated financial statements YPF has defined the U.S. dollar as its functional currency. In addition, according to General Resolution No. 562 of the CNV, YPF shall submit its financial statements in Argentine Pesos.

1.c) Accounting Estimates and Judgments

The preparation of financial statements at a certain date requires the Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and assessments made at the date of preparation of these condensed interim consolidated financial statements.

In the preparation of these Condensed Interim Consolidated Financial Statements, significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as those applied by the Group in the preparation of the Annual Consolidated Financial Statements for the year ended December 31, 2014, which are disclosed in Note 1.c) “Accounting estimates and judgements” to those financial statements.

1.d) Comparative information

Amounts and other information corresponding to the year ended on December 31, 2014 and to the three-month period ended on March 31, 2014, are an integral part of the condensed interim consolidated financial statements previously mentioned and are intended to be read only in relation to these statements. Certain reclassifications have been made in order to present amounts comparatively with the current period.

2. SEASONALITY OF OPERATIONS

Historically, YPF’s results have been subject to seasonal fluctuations during the year, particularly as a result of the increase of natural gas sales during the winter. After the 2002 devaluation and as a consequence of the natural gas price freeze imposed by the Argentine government, the use of this fuel has diversified, generating an increase in its long-term demand throughout the year. However, sales of natural gas are still typically higher in the winter to the residential sector of the Argentine domestic market, the prices for which are lower than other sectors of the Argentine market. Notwithstanding the foregoing, on February 14, 2013, Resolution 1/2013 of the Commission was published in the Official Gazette. This Resolution formally creates the “Natural Gas Additional Injection Stimulus Program.” Under this regulation, gas producing companies were invited to file with the Commission before June 30th, 2013 projects to increase natural gas injection, in order to receive an increased price of U.S.$7.50/mmBtu for all additional natural gas injected. These projects shall comply with minimum requirements established in Resolution 1/2013, and will be subject to consideration approval by the Commission, including a maximum term of five years, renewable at the request of the beneficiary, upon decision of the Commission. If the beneficiary company in a given month does not reach the committed production increase it will have to make up for such volumes not produced. During 2014, the natural gas pricing program was incorporated into the Hydrocarbons Law, as modified by Law No. 27,007. In view of the foregoing, seasonality of YPF’s operations is not significant.

3. ACQUISITIONS AND DISPOSALS

During the three-month period ended March 31, 2015, no significant acquisitions or disposals have taken place.

4. FINANCIAL RISK MANAGEMENT AND FAIR VALUE MEASUREMENTS

4.a. Financial Risk

The Company’s activities are exposed to a variety of financial risk: market risk (including foreign currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

The Condensed Interim Consolidated Financial Statements do not include all the information and disclosures on financial risk management; therefore they should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2014.

There have been no changes in the risk management or risk management policies applied by the Company since the end of last year.

4.b. Fair value measurements

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets or liabilities that the Company can refer to at the end of the period. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. Financial instruments assigned by the Company to this level comprise investments in listed mutual funds, which results for the three-month periods on March 31, 2015 and 2014, are disclosed under “Interest income” in the condensed interim consolidated statements of comprehensive income.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The Company has not valued financial instruments under this category.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Company has not valued financial instruments under this category.

The Company’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the financial statements, including the fair value of Level-3 instruments. The team directly reports to the Chief Financial Officer (“CFO”). The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports.

According to the Company’s policy, transfers among the several categories of valuation hierarchies are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

Between December 31, 2014 and March 31, 2015, there have been no significant changes in business or economic circumstances affecting the fair value of the Company’s financial assets and liabilities (either measured at fair value or amortized cost).

In addition, no transfer has occurred among the different hierarchies used to determine the fair value of the Company’s financial instruments.

4.c. Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for Notes and interest rates offered to the Company (Level 3) in connection with the remainder of loans, at the end of the period or year, as applicable, amounted to 60,795 and 53,108 as of March 31, 2015 and December 31, 2014, respectively.

The fair value of the following financial assets and financial liabilities do not differ significantly from their book value:

-	Other receivables
-	Trade receivables
-	Cash and equivalents
-	Accounts payable
-	Provisions

5. CONSOLIDATED BUSINESS SEGMENT INFORMATION

There has been no change in the Company’s structure, its business segments or its financial reporting information criteria with respect to the annual consolidated financial statements.

	Exploration and Production	Downstream	Corporate and Other	Consolidation Adjustments(1)	Total
For the three month period ended March 31, 2015
Revenues from sales	3,039	31,325	338	-	34,702
Revenues from intersegment sales	15,536	553	1,274	(17,363)	-

Revenues	18,575	31,878	1,612	(17,363)	34,702

Operating income (loss)	2,260	1,494	(548)	1,263	4,469
Loss on investments in companies	(1)	(37)	-	-	(38)
Depreciation of fixed assets	4,788	693	83	-	5,564
Acquisitions of fixed assets	10,701	1,436	214	-	12,351
Assets	130,062	74,701	18,003	(1,392)	221,374

For the three month period ended March 31, 2014
Revenues from sales	1,385	29,144	135	-	30,664
Revenues from intersegment sales	13,534	427	897	(14,858)	-

Revenues	14,919	29,571	1,032	(14,858)	30,664

Operating income (loss)	3,013	2,453	(354)	(728)	4,384
Loss on investments in companies	(3)	-	-	-	(3)
Depreciation of fixed assets	3,301	547	55	-	3,903
Acquisitions of fixed assets (2)	8,603	999	120	-	9,722
For the year ended December 31, 2014
Assets	126,228	68,509	16,356	(2,539)	208,554

(1)	Correspond to the elimination of income between segments of the group.
(2)

Investments in fixed assets net of increases corresponding to Apache Group in Argentina at acquisition date (see Note 13 of the annual consolidated financial statements) and Puesto Hernández joint operations contract at acquisition date of the additional interest (see Note 5 of the annual consolidated financial statements).

6. ANALYSIS OF THE MAIN ACCOUNTS OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6.a) Intangible assets:

	2015
	Cost
Main account	Amounts at beginning of year	Increases	Translation effect	Net decreases, reclassifications and transfers	Amounts at the end of period
Service concessions	5,707	139	180	-	6,026
Exploration rights	1,975	-	54	-	2,029
Other intangibles	2,607	3	84	-	2,694

Total 2015	10,289	142	318	-	10,749

Total 2014	6,597	350	1,464	10	8,421

	2015							2014
	Amortization
Main account	Accumulated at beginning of year	Net decreases, reclassifications and transfers	Depreciation rate	Increases	Translation effect	Accumulated at the end of period	Net book value 03-31	Net book value 03-31	Net book value 12-31
Service concessions	3,475	-	4-5%	36	108	3,619	2,407	1,724	2,232
Exploration rights	150	-	-	2	-	152	1,877	1,203	1,825
Other intangibles	2,271	-	7-33%	31	74	2,376	318	323	336

Total 2015	5,896	-		69	182	6,147	4,602

Total 2014	4,151	1		73	946	5,171		3,250	4,393

The Company does not have intangible assets with indefinite useful lives as of March 31, 2015 and December 31, 2014.

6.b)	Fixed assets:

	March 31, 2015	December 31, 2014
Net book value of fixed assets	168,194	157,243
Provision for obsolescence of materials and equipment	(325)	(313)

	167,869	156,930

	2015
	Cost
Main account	Amounts at beginning of year	Increases	Translation effect	Net decreases, reclassifications and transfers	Amounts at the end of period
Land and buildings	9,084	3	266	11	9,364
Mineral property, wells and related equipment	265,376	603	8,353	3,177	277,509
Refinery equipment and petrochemical plants	42,081	7	1,316	194	43,598
Transportation equipment	2,160	1	62	-	2,223
Materials and equipment in warehouse	8,241	1,899	242	(1,459)	8,923
Drilling and work in progress	45,051	9,181	1,300	(2,715)	52,817
Exploratory drilling in progress(3)	1,781	627	55	(70)	2,393
Furniture, fixtures and installations	3,314	4	102	100	3,520
Selling equipment	5,520	-	175	187	5,882
Infrastructure for natural gas distribution	2,888	14	-	76	2,978
Electric power generation facilities	1,567	-	-	(20)	1,547
Other property	5,336	12	146	(76)	5,418

Total 2015	392,399	12,351	12,017	(595)	416,172

Total 2014	258,603	16,087	56,188	(1,023)	329,855

	2015							2014
	Depreciation
Main account	Accumulated at beginning of year	Net decreases, reclassifications and transfers	Depreciation rate	Increases	Translation effect	Accumulated at the end of period	Net book value 03-31	Net book value 03-31	Net book value 12-31
Land and buildings	3,779	-	2%	48	105	3,932	5,432	5,023	5,305
Mineral property, wells and related equipment	192,170	-	(1)	4,755	5,990	202,915	74,594(2)	61,306 (2)	73,206(2)
Refinery equipment and petrochemical plants	24,842	-	4-5%	509	778	26,129	17,469	15,219	17,239
Transportation equipment	1,455	(3)	4-20%	46	39	1,537	686	554	705
Materials and equipment in warehouse	-	-	-	-	-	-	8,923	6,899	8,241
Drilling and work in progress	-	-	-	-	-	-	52,817	28,393	45,051
Exploratory drilling in progress(3)	-	-	-	-	-	-	2,393	1,454	1,781
Furniture, fixtures and installations	2,817	-	10%	61	82	2,960	560	313	497
Selling equipment	4,215	-	10%	61	131	4,407	1,475	1,330	1,305
Infrastructure for natural gas distribution	1,186	-	2-5%	28	52	1,266	1,712	1,612	1,702
Electric power generation facilities	1,171	-	5-7%	28	1	1,200	347	454	396
Other property	3,521	-	10%	28	83	3,632	1,786	2,153	1,815

Total 2015	235,156	(3)		5,564	7,261	247,978	168,194

Total 2014	164,941	-		3,903	36,301	205,145		124,710	157,243

(1)	Depreciation has been calculated according to the unit of production method.
(2)	Includes 6,345, 5,039 and 6,343 of mineral property as of March 31, 2015 and March 31, and December 31, 2014, respectively.
(3)	As of March 31, 2015, there are 59 exploratory wells in progress. During the three month periods then ended, 9 wells were drilled and 5 wells were charged to exploratory expenses.

As described in Note 1.b.6 to the annual consolidated financial statements, YPF capitalizes the financial cost as a part of the cost of the assets. For the three month periods ended on March 31, 2015 and 2014 the rate of capitalization were 12.24% and 11.86%, respectively, and the capitalized amount were 221 and 132, respectively, for the periods above mentioned.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the three month periods ended on March 31, 2015 and 2014:

	For the three month period ended March 31,
	2015	2014
Amount at beginning of year	313	166
Increase charged to expenses	2	-
Decreases charged to income	-	(4)
Amounts incurred	-	(26)
Translation differences	10	31

Amount at end of period	325	167

6.c) Investments in companies:
	March 31, 2015	December 31, 2014
Investments in companies (Note 16)	3,062	3,189
Provision for reduction in value of investments in companies	(12)	(12)

	3,050	3,177

6.d) Inventories:
	March 31, 2015	December 31, 2014
Refined products	7,660	7,720
Crude oil and natural gas	4,079	4,187
Products in process	120	99
Construction works in progress	457	271
Raw materials and packaging materials	787	724

	13,103(1)	13,001(1)

(1)   As of March 31, 2015 and December 31, 2014, the fair value of the inventories does not differ, significantly, from their cost.

6.e) Other receivables:

	March 31, 2015		December 31, 2014
	Noncurrent	Current	Noncurrent	Current
Trade	-	297	-	664
Tax credit, export rebates and production incentives	124	1,012	130	1,066
Trust contributions - Obra Sur	43	19	56	22
Loans to clients and balances with related parties(1)	275	56	231	53
Collateral deposits	450	496	528	435
Prepaid expenses	15	964	39	451
Advances and loans to employees	7	283	7	299
Advances to suppliers and custom agents(2)	-	1,889	-	2,224
Receivables with partners in Joint Operations	709	1,041	612	764
Insurance receivables (Note 11.b)	-	1,620	-	1,068
Miscellaneous	393	167	95	227

	2,016	7,844	1,698	7,273
Provision for other doubtful accounts	(12)	(104)	(7)	(103)

	2,004	7,740	1,691	7,170

(1)   See Note 12 for additional information about related parties.
(2)   Includes among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and other products.

6.f) Trade receivables:
	March 31, 2015		December 31, 2014
	Noncurrent	Current	Noncurrent	Current
Accounts receivable and related parties(1)	25	12,783	26	13,037
Provision for doubtful trade receivables	(6)	(1,096)	(7)	(866)

	19	11,687	19	12,171

(1)	See Note 12 for additional information about related parties.

Changes in the provision for doubtful trade receivables

	For the three month period ended March 31,
	2015		2014
	Noncurrent	Current	Noncurrent	Current
Amount at beginning of year	7	866	6	652
Increases charged to expenses	-	244	-	7
Increases from acquisition	-	-	-	116
Decreases charged to income	-	(13)	-	(4)
Amounts incurred	-	-	-	4
Translation differences	(1)	(1)	2	38

Amount at the end of period	6	1,096	8	813

6.g) Cash and cash equivalents:

	March 31, 2015	December 31, 2014
Cash	9,893	6,731
Short-term investments	885	1,492
Financial assets at fair value through profit or loss	261	1,535

	11,039	9,758

6.h) Provisions:

	Provision for pending lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations		Provision for pensions
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Amount as of December 31, 2014	7,014	851	1,269	1,145	18,087	376	194	27
Increases charged to expenses	312	41	69	-	374	-	3	-
Decreases charged to income	(68)	(4)	-	-	-	(63)	-	-
Amounts incurred	(30)	(180)	-	(157)	-	-	-	(26)
Translation differences	159	8	26	12	506	76	6	2
Reclassifications and other	(171)	171	(18)	18	(4)	(7)	(26)	26

Amount as of March 31, 2015	7,216	887	1,346	1,018	18,963	382	177	29

	Provision for pending lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations		Provision for pensions
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Amount as of December 31, 2013	5,020	159	764	926	13,220	289	168	22
Increases charged to expenses	274	3	37	-	313	-	2	-
Decreases charged to income	(10)	(14)	-	-	-	-	-	-
Increase from subsidiaries acquisition	26	-	21	2	724	14	-	-
Amounts incurred	(10)	(532)	-	(108)	(40)	(51)	-	(3)
Translation differences	678	16	123	60	1,589	38	33	8
Increase from joint operation interest acquisition	-	-	-	-	364	101	-	-
Reclassifications and other	(538)	538	(37)	37	-	-	-	-

Amount as of March 31, 2014	5,440	170	908	917	16,170	391	203	27

6.i) Income tax:

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as of the year-end. Amounts calculated for income tax expense for the three-month period ended March 31, 2015 may have to be adjusted in subsequent periods if, based on new judgement elements, the estimate of the effective expected income tax rate changes.

The calculation of the income tax expense accrued for the three month periods ended March 31, 2015 and 2014 is as follows:

	For the three month period ended March 31,
	2015	2014
Current income tax	(1,619)	(139)
Deferred income tax	(318)	(6,038)

	(1,937)	(6,177)

The reconciliation of pre-tax income included in the condensed interim consolidated statement of comprehensive income, at the statutory tax rate, to the income tax as disclosed in the condensed interim consolidated statements of comprehensive income for the three month periods ended March 31, 2015 and 2014, respectively, is as follows:

	For the three month period ended March 31,
	2015	2014
Net income before income tax	4,046	8,964
Statutory tax rate	35%	35%

Statutory tax rate applied to net income before income tax	(1,416)	(3,137)
Effect of the valuation of fixed assets and intangible assets measured in functional currency	(1,183)	(6,337)
Exchange differences	983	4,123
Effect of the valuation of inventories measured in functional currency	(150)	(646)
Loss from investments in companies	(13)	(1)
Non-taxable income- Law No. 19,640 (Tierra del Fuego)	3	2
Miscellaneous	(161)	(181)

Income tax expense	(1,937)	(6,177)

The Company did not recognize deferred income tax assets amounting to 3,493 and 3,511 as of March 31, 2015 and December 31, 2014, respectively, from which 1,888 and 1,953 corresponds to taxable temporary differences not recoverable and 1,605 and 1,558 corresponds to tax loss carry forwards from a foreign subsidiary, since they do not meet the recognition criteria set forth under IFRS. From the tax loss carry forwards above mentioned, as of March 31, 2015, 1,576 will expire between the years 2017 and 2032 and 29 have an indefinite due date.

The composition of the Company’s deferred income tax assets and liabilities as of March 31, 2015 and December 31, 2014, is as follows:

	March 31, 2015	December 31, 2014
Deferred tax assets
Nondeductible provisions and other liabilities	2,596	2,479
Tax loss and other tax credits	229	222
Miscellaneous	19	17

Total deferred tax assets	2,844	2,718

Deferred tax liabilities
Fixed assets	(19,726)	(19,250)
Miscellaneous	(2,140)	(2,172)

Total deferred tax liabilities	(21,866)	(21,422)

Net deferred tax liability	(19,022)	(18,704)

As of March 31, 2015 and December 31, 2014, 261 and 244, respectively, have been classified as deferred income tax assets and 19,283 and 18,948, respectively, as deferred income tax liabilities arising from the deferred income tax net balance of each individual company that take part in these Condensed Interim Consolidated Financial Statements.

As of March 31, 2015 and December 31, 2014, the causes that generated charges in “Other comprehensive income” did not generate temporary differences subject to income tax.

6.j) Loans:

	Interest rate (1)		March 31, 2015		December 31, 2014
		Principal maturity	Noncurrent	Current	Noncurrent	Current
Negotiable obligations in Argentine Pesos	20.26-26.00%	2015-2024	11,905	2,018	10,858	2,329
Negotiable obligations in foreign currency(2)(4)	0.10-10.00%	2015-2028	27,307	1,739	22,472	1,257
Exports prefinancing in foreign currency	4.00-7.25%	2015	-	2,652	-	2,428
Imports financing in foreign currency	4.26-7.05%	2015	-	2,786	-	2,848
Loans in Argentine Pesos(3)	15.00-26.00%	2015-2018	1,049	1,746	847	637
Loans in foreign currency	2.00-6.38%	2015-2019	1,651	1,563	1,853	1,378
Account overdraft	18.00-20.25%	2015	-	2,300	-	2,398

			41,912	14,804	36,030	13,275

(1)	Annual interest rate as of March 31, 2015.
(2)	Disclosed net of 264 and 252, corresponding to YPF’s outstanding Negotiable Obligations repurchased through open market transactions as of March 31, 2015 and December 31, 2014, respectively.
(3)

Includes 1,482 corresponding to loans granted by Banco Nación Argentina, of which 315 accrue fixed interest rate of 15% until December 2015 and then accrue variable interest of BADLAR plus a spread of 4 percentage points and 1,167 accrue variable interest of BADLAR plus a spread of 4 percentage points with a maximum lending interest rate of the overall portfolio of Banco Nación. See additionally Note 12.

(4)

Includes 7,351 and 7,129 as of March 31, 2015 and December 31, 2014, respectively, of face value negotiable obligations, to be cancelled in argentine pesos at the prevailing exchange rate according to terms of issued series.

The breakdown of the Company’s borrowings as of March 31, 2015 and 2014 is as follows:

	For the three month periods ended March 31,
	2015	2014
Amount at beginning of year	49,305	31,890
Proceeds from loans	10,784	4,252
Payments of loans	(4,632)	(2,143)
Payments of interest	(1,379)	(939)
Accrued interest	1,565	1,555
Exchange differences and translation, net	1,073	4,055

Amount at the end of period	56,716	38,670

On February 5, 2015 the General Shareholder’s Meeting of YPF approved an increase of the amount of the Global Medium - Term Notes (“M.T.N.”) Program of the Company for US$ 3,000 million, for a total maximum nominal outstanding amount at any time of the Program of US$ 8,000 million or its equivalent in other currencies.

In February 2015, the Company issued Additional Negotiable Obligations of Class XXVI and XXVIII for an amount of US$ 175 million and US$ 325 million, respectively. The Additional Class XXVI shall accrue interest at an annual nominal fixed rate of 8.875% with the principal amount falling due in 2018. The Additional Class XXVIII shall accrue interest at an annual nominal fixed rate of 8.75% and the principal maturing expires between 2022 and 2024.

Likewise, Negotiable Obligations Class XXXVI and XXXVII were issued for an amount of 950 and 250, respectively. Class XXXVI shall accrue interest at a variable interest rate, with the principal amount maturing in 2020. Class XXXVII shall accrue an annual nominal fixed interest rate of 25.75% for the first twelve months, and thereafter shall be variable, with the repayment of principal expiring in 2017.

Details regarding the Negotiable Obligations of the Company are as follows:

(in millions)									Book value
Issuance									March 31, 2015		December 31, 2014
Month	Year	Principal value			Class	Interest rate(3)		Principal maturity	Noncurrent	Current	Noncurrent	Current
- YPF:
-	1998	US$	15	(1) (6)	-	Fixed	10.00%	2028	61	5	62	2
September	2012		$1,200	(2) (4) (6)	Class VIII	BADLAR plus 4%	24.31%	2015	-	405	-	809
October and December	2012	US$	552	(2)(4)(5)(6)	Class X	Fixed	6.25%	2016	4,836	60	4,690	59
November and December	2012		$2,110	(2) (4) (6)	Class XI	BADLAR plus 4.25%	24.30%	2017	2,110	66	2,110	70
December and March	2012/3		$2,828	(2) (4) (6)	Class XIII	BADLAR plus 4.75%	25.15%	2018	2,828	23	2,828	23
April	2013		$2,250	(2) (4) (6)	Class XVII	BADLAR plus 2.25%	22.20%	2020	2,250	83	2,250	89
April	2013	US$	59	(2) (5) (6)	Class XVIII	Fixed	0.10%	2015	-	517	-	502
April	2013	US$	89	(2) (5) (6)	Class XIX	Fixed	1.29%	2017	780	2	757	2
June	2013		$1,265	(2) (4) (6)	Class XX	BADLAR plus 2.25%	22.61%	2020	1,265	11	1,265	11
July	2013	US$	73	(2) (5) (6)	Class XXII	Fixed	3.50%	2020	531	110	515	107
October	2013	US$	124	(2)	Class XXIV	LIBOR plus 7.50%	7.73%	2018	773	319	825	311
October	2013		$300	(2) (6)	Class XXV	BADLAR plus 3.24%	23.21%	2015	-	313	-	314
December and February	2013/5	US$	751	(2)	Class XXVI	Fixed	8.88%	2018	6,585	166	4,899	16
March	2014		$500	(2) (6)	Class XXIX	BADLAR	20.26%	2020	500	7	500	7
March	2014		$379	(2) (6)	Class XXX	BADLAR plus 3.50%	23.78%	2015	-	384	-	384
April and February	2014/5	US$	1,325	(2)	Class XXVIII	Fixed	8.75%	2024	11,615	237	8,501	180
June	2014		$201	(2) (6)	Class XXXI	Variable(7)	26.00%	2015	-	205	-	205
June	2014		$465	(2)	Class XXXII	BADLAR plus 3.20%	23.48%	2016	-	472	155	316
June	2014	US$	66	(2) (5)	Class XXXIII	Fixed	2.00%	2017	389	194	563	1
September	2014		$1,000	(2)	Class XXXIV	BADLAR plus 0.10%	20.27%	2024	1,000	4	1,000	54
September	2014		$750	(2) (4)	Class XXXV	BADLAR plus 3.50%	23.67%	2019	750	4	750	47
February	2015		$950	(2)	Class XXXVI	BADLAR plus 4.74%	25.49%	2020	950	33	-	-
February	2015		$250	(2) (8)	Class XXXVII	BADLAR plus 3.49%	25.75%	2017	250	8	-	-
- MetroGAS:
January	2013	US$	177		Series A-L	Fixed	8.875%	2018	1,239	34	1,186	1
January	2013	US$	18		Series A-U	Fixed	8.875%	2018	125	4	120	-
- GASA:
March	2013	US$	57		Series A-L	Fixed	8.875%	2015	368	91	347	76
March	2013	US$	1	(9)	Series A-U	Fixed	8.875%	2016	7	-	7	-

									39,212	3,757	33,330	3,586

(1)	Corresponds to the 1997 M.T.N. Program for US$1,000 million.
(2)	Corresponds to the 2008 M.T.N. Program expanded on February 2015 up to US$8,000 million.
(3)	Interest rate as of March 31, 2015.
(4)

The ANSES and/or the Argentine Hydrocarbons Fund have participated in the primary subscription of these negotiable obligations, which may at the discretion of the respective holders, be subsequently traded in the securities market where these negotiable obligations are authorized to be traded.

(5)	The payment currency of these Negotiable Obligations is the Argentine Peso at the Exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these financial statements, the Company has fully complied with the use of proceeds disclosed in the pricing supplements.
(7)

Accrue an annual variable interest rate equivalent to the sum of a floor interest rate of 20% plus a spread related to YPF’s total hydrocarbons production (natural gas, oil-condensate and gasoline), according to the information of the National Secretariat of Energy with a maximum interest rate of 26%.

(8)

Until the course of twelve months since the date of issuance and liquidation to a fixed nominal annual rate of 25.75%; and from the course of twelve months since the date of issuance and liquidation and until the date of maturity of the negotiable obligations to a variable nominal annual rate of BADLAR plus 3.49%.

(9)

The expiration date of the original capital is December 2015, with the possibility of being extended to December 2016, if certain conditions are fulfilled (see Note 2.i to the annual consolidated financial statements).

6.k) Accounts payable:

	March 31, 2015		December 31, 2014
	Noncurrent	Current	Noncurrent	Current
Trade and related parties(1)	78	26,672	66	28,331
Investments in companies with negative shareholders’ equity	-	2	-	2
Extension of Concessions	341	349	332	884
Miscellaneous	152	1,371	168	1,189

	571	28,394	566	30,406

(1)	For more information about related parties, see additionally Note 12.

6.l) Revenues:

	For the three month periods ended March 31,
	2015	2014
Sales(1)	35,959	31,852
Revenues from construction contracts	102	6
Turnover tax	(1,359)	(1,194)

	34,702	30,664

(1)

Includes 2,452 and 1,564 for the three month period ended on March 31, 2015 and 2014, respectively, associated with revenues related to the natural gas additional injection stimulus program created by Resolution 1/2013 of the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbons Investment.

The table below details information related to the construction contracts as of March 31, 2015 and 2014:

		Contracts in progress
	Revenues of the period	Costs incurred plus accumulated recognized profits	Advances received	Retentions
2015	102	571	-	-

2014	6	2,359	452	-

6.m) Cost of sales

	For the three month periods ended March 31,
	2015	2014
Inventories at beginning of year	13,001	9,881
Purchases for the period	6,535	7,853
Production costs	19,275	14,783
Translation effect	368	2,089
Inventories at end of period	(13,103)	(11,590)

Cost of sales	26,076	23,016

6.n) Expenses

	For the three months periods ended March 31,
	2015					2014
	Production costs	Administrative expenses	Selling expenses	Exploration expenses	Total	Total

Salaries and social security taxes	1,808	467	263	39	2,577	1,814
Fees and compensation for services	159	301(2)	58	1	519	437
Other personnel expenses	507	58	25	9	599	427
Taxes, charges and contributions	400	52	637	-	1,089(1)	1,332(1)
Royalties and easements	2,751	-	4	9	2,764	2,041
Insurance	225	19	14	1	259	140
Rental of real estate and equipment	749	5	93	-	847	651
Survey expenses	-	-	-	17	17	43
Depreciation of fixed assets	5,380	67	117	-	5,564	3,903
Amortization of intangible assets	37	26	4	2	69	73
Industrial inputs, consumable materials and supplies	834	5	16	-	855	723
Operation services and other service contracts	1,656	54	130	-	1,840	1,857
Preservation, repair and maintenance	3,052	54	40	6	3,152	2,256
Unproductive exploratory drillings	-	-	-	107	107	68
Transportation, products and charges	1,055	2	817	-	1,874	1,535
Provision for doubtful trade receivables	-	2	235	-	237	3
Publicity and advertising expenses	-	60	9	-	69	81
Contractual commitments	17	-	-	-	17	23
Fuel, gas, energy and miscellaneous	645	26	130	-	801	594

Total 2015	19,275	1,198	2,592	191	23,256

Total 2014	14,783	817	2,204	197		18,001

(1)	Includes approximately 234 and 484 corresponding to hydrocarbon export withholdings for the three month periods ended March 31, 2015 and 2014, respectively.
(2)

Includes 40 of YPF’s Directors and Statutory Auditor’s fees and remunerations for all concepts. On April 30, 2015, the General Ordinary and Extraordinary Shareholder’s meeting of YPF decided to ratify fees for the year 2014 for 123 and decided to approve as fees and remunerations for all concepts in advance for the year 2015 the sum of approximately 146.

The expense recognized in the statement of comprehensive income related to research and development activities during the three month periods ended March 31, 2015 and 2014 amounted to 51 and 30, respectively.

6.ñ) Other operating income, net

	For the three month periods ended March 31,
	2015	2014
Lawsuits	(129)	(90)
Miscellaneous	(47)	44

	(176)	(46)

7. INVESTMENTS IN COMPANIES AND JOINT VENTURES AND OTHER AGREEMENTS

YPF does not participate in subsidiaries with significant non-controlling interest. Furthermore, no investments in companies or joint ventures are deemed individually material.

The following table shows in aggregate, considering that none of the companies are individually material, the amount of investments in companies and joint ventures as of March 31, 2015 and December 31, 2014:

	March 31, 2015	December 31, 2014
Amount of investments in companies	782	757
Amount of investments in joint ventures	2,280	2,432
Provision for reduction in value of holdings in companies	(12)	(12)

	3,050	3,177

Investments in companies with negative shareholders’ equity are disclosed in “Accounts payable”.

The main changes that affected the amount of the investments previously mentioned, during the three-month periods ended on March 31, 2015 and 2014, are the following:

	For the three-month periods ended on March 31,
	2015	2014
Amount at the beginning of year	3,177	2,124
Acquisitions and contributions	2	85
Loss from investments in companies and joint ventures	(38)	(3)
Dividends distributed	(150)	-
Translation difference	59	340
Reclassification of investments in companies with negative shareholders’ equity	-	6

Amount at the end of period	3,050	2,552

Note 16 provides information of investments in companies.

The following table shows the main magnitudes of income (expenses) from the investments in companies, calculated according to the equity method, for the three-month periods ended on March 31, 2015 and 2014. YPF has made adjustments, where applicable, to the amounts reported by such companies in order to conform the accounting principles used by such companies to those used by YPF:

	Affiliated companies		Joint ventures
	2015	2014	2015	2014
Net income	24	(68)	(62)	65
Other comprehensive income	3	14	56	326

Comprehensive income for the period	27	(54)	(6)	391

Additionally, the Company participates in Joint Operations which give to the Company a percentage contractually established over the rights of the assets and obligations that emerge from the contracts. Interest in such Joint Operations have been consolidated line by line on the basis of the mentioned interest over the assets, liabilities, income and expenses related to each contract.

The assets and liabilities as of March 31, 2015 and December 31, 2014, and expenses for the three-month periods ended on March 31, 2015 and 2014 of the Joint Operations and other agreements are as follows:

	March 31, 2015	December 31, 2014
Noncurrent assets	24,426	21,275
Current assets	835	1,233

Total assets	25,261	22,508

Noncurrent liabilities	3,043	2,897
Current liabilities	4,579	4,404

Total liabilities	7,622	7,301

	For the three-month periods ended March 31,
	2015	2014
Production cost	4,170	1,710
Exploration expenses	80	18

8. SHAREHOLDERS’ EQUITY

On April 30, 2015, a General Ordinary and Extraordinary Shareholders’ meeting was held, which has approved the financial statements of YPF for the year ended December 31, 2014 and additionally decided the following in relation with the distribution of earnings of fiscal year ended as of December 31, 2014: (i) to appropriate the amount of 120 to a reserve for future acquisition of YPF shares under the “performance and bonus program” mentioned in the Director’s report of the annual consolidated financial statements, giving to the Board of Directors the opportunity to acquire shares when it considers it convenient and to comply with the commitments assumed and to be assumed in relation with the mentioned program; (ii) to appropriate the amount of Ps 8,410 million to constitute a reserve for investment in accordance with the article 70, third paragraph of the Law No. 19,550 of Argentine Corporations as amended; and (iii) the appropriation to a reserve for future dividends in an amount of Ps 503 million, empowering the Board of Directors to determine the opportunity of payment which should not exceed the end of the present fiscal year.

9. EARNINGS PER SHARE

As of the date of issuance of these condensed interim consolidated financial statements, YPF has not issued equity instruments that give rise to potential ordinary shares (considering the Company’s intention of setting the share based benefit plans through treasury shares purchase), as a result, the calculation of diluted earnings per share coincides with the basic earnings per share.

The following table shows the net income and the number of shares that have been used for the calculation of the basic earnings per share:

	For the three-month periods ended on March 31,
	2015	2014
Net income	2,127	2,881
Average number of shares outstanding	392,352,241	392,394,963
Basic and diluted earnings per share	5.42	7.34

Basic and diluted earnings per share are calculated as shown in Note 1.b.14 to the annual consolidated financial statements as of December 31, 2014.

10. PROVISIONS FOR PENDING LAWSUITS, CLAIMS AND ENVIROMENTAL LIABILITES

Provisions for pending lawsuits, claims and environmental liabilities are described in Note 3 to the annual consolidated financial statements for the year ended December 31, 2014. As of March 31, 2015, the Company has accrued pending lawsuits, claims and contingencies which are probable and can be reasonably estimated, amounting to 8,103. Developments during the three-month period ended March 31, 2015, concerning more significant pending lawsuits and contingencies are described below.

In relation to environmental obligations, and in addition to the hydrocarbon wells abandonment legal obligations for 19,345, as of March 31, 2015, the Company has accrued 2,364 corresponding to environmental remediation, which evaluations and/or remediation works are probable and can also be reasonably estimated, based on the Company’s existing remediation program.

With respect to arbritation with AES Uruguaiana Emprendimientos S.A. (“AESU”), on April 24, 2015, the Arbitration Tribunal resolved to resume the arbitration process and invited the parties to discuss the continuation of arbitration and to file with the Arbitration Tribunal a joint or separate proposal on steps to be followed. Such decision was notified by YPF to the Federal Court of Appeals hearing Administrative Litigation matters on April 27, 2015, since the precautionary measure suspending the arbitration process ordered by the latter is still in force.

In relation to the Passaic River litigation initiated by New Jersey Department of Environmental Protection (“DEP”) against YPF, YPF Holding Inc. and other subsidiaries, on alleged contamination caused by dioxin and other hazardous substances from Newark plant and alleged contamination of lower Passaic River, scheduled dates were changed by “Case Management Order XXVI” dated March 9, 2015. As to the Motion for Summary Judgement, a decision thereon is expected to be rendered during the last quarter of 2015. In April 2015, Judge Garry J. Furnari was appointed as new judge in the case in replacement for Judge Lombardi, who retired in February 2015 and who was replaced for a short term by Judge Beacham.

11.    CONTINGENT LIABILITIES, CONTINGENT ASSETS, CONTRACTUAL COMMITMENTS, MAIN REGULATIONS AND OTHERS

Contingent liabilities, contingent assets, contractual commitments, main regulations and others are described in Note 11 to the annual consolidated financial statements for the year ended December 31, 2014. Developments during the three-month period ended March 31, 2015 concerning the above are detailed below.

a)	Contingent Liabilities

Concerning court claims brought by the Asociación de Superficiarios de la Patagonia (“ASSUPA”) against concessionaires of the areas of the Northwest Basin, currently all terms to file answers have been stayed by reason of a request from the Company. In addition, Panamerican Energy filed a motion to disqualify the judge hearing the case and therefore, court proceedings were referred to Federal Court No. 2 sitting in Salta for a decision thereon to be rendered.

b)	Contingent Assets

●	La Plata Refinery:

Regarding Coke A and Topping C units at YPF’s facilities in La Plata refinery, YPF continues with the procedure to recover the damages regarding its loss against the insurance company.

The period under which compensation for the loss was calculated, extended until January 16, 2015. Analysis of damages up to such date are being conducted by the Company.

During the three-month period ended on March 31, 2015, a gain of 511, was recorded in the statement of Comprehensive income, under the captions Revenues and Cost of sales, depending on the nature of the claimed concept.

●	Cerro Divisadero:

Concerning the fire that affected the facilities of the Oil Treatment plant of Cerro Divisadero in Mendoza, the Company has selected a reconstruction project after analyzing several technological options and, as of the date of these condensed interim consolidated financial statements, the Company is working on the selection of suppliers and vendors to commence initial works.

c)	Contractual commitments, main regulations and others

–	Liquid hydrocarbons regulatory requirements

Dated February 3, 2015, the Argentine Republic Official Gazette published the text of Resolution No. 14/2015 passed by the Commission for Planning and Coordination of the Strategy for the National Plan of Investment in Hydrocarbons that created the Crude Oil Production Promotion Program under which beneficiary companies are awarded an economic compensation, payable in pesos, for an amount equivalent to up to three U.S. dollars per barrel for the total production of each beneficiary company, provided that its quarterly production of crude oil is higher or equal to the production taken as basis for such program. Basis production is defined as the total production of crude oil by beneficiary companies corresponding to the fourth quarter of 2014, expressed in barrels per day. The beneficiary companies that have met the demands of all refineries authorized to operate in the country and direct part of their production to the foreign market may receive an additional economic compensation of two or three U.S. dollars for each barrel of exported crude oil, depending on the level of exported volume achieved.

–	Agreements of project investments

●

With respect to the Investment Agreement executed by and between the Company and subsidiaries of Chevron Corporation for joint exploitation of unconventional hydrocarbons in the province of Neuquén, in Loma Campana area, during the three-month period ended March 31, 2015, the Company and Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”) have conducted operations, among which purchases of gas and crude oil by YPF for 804 can be mentioned. These operations are formalized based on general and regulatory market conditions. The net balance payable to CHNC as of March 31, 2015 amounts to 841.

●

As of March 31, 2015, the Company has received the first tranches of the operation with Dow Europe Holding B.V. and PBB Polisur S.A. by reason of the joint exploitation of an unconventional gas pilot project in the province of Neuquén for an amount of US$ 90 million, which was recorded under “Loans” in the condensed interim consolidated balance sheet. On April 29, 2015, the Company received an additional amount of US$ 30 million, then totaling US$ 120 million as of issuance of these condensed interim consolidated financial statements.

●

Concerning the Investment Project Agreement (the “Agreement”) entered into on December 10, 2014, by and between the Company and Petronas E&P Argentina S.A., an affiliate of Petronas, for the joint development of a Shale oil pilot project in “La Amarga Chica” area in the province of Neuquen, the agreement provides for an exclusivity period to negotiate and execute a series of final agreements, which will become effective once a series of conditions precedents are complied with. It should be noted that on May 4, 2015, such conditions necessary for the Pilot Plan to become operative in 2015 were met.

12. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Company enters into operations and transactions with related parties according to general market conditions, which are part of the normal operation of the Company with respect to their purpose and conditions.

The information detailed in the tables below shows the balances with joint ventures and affiliated companies as of March 31, 2015 and December 31, 2014 and transactions with the mentioned parties for the three-month period ended March 31, 2015 and 2014.

	March 31, 2015			December 31, 2014
	Trade receivables	Other receivables	Accounts payable	Trade receivables	Other receivables	Accounts payable
	Current	Current	Current	Current	Current	Current
Joint ventures:
Profertil S.A.	82	2	10	56	3	16
Compañía Mega S.A. (“Mega”)	316	8	50	528	7	40
Refinería del Norte S.A. (“Refinor”)	125	-	17	145	-	11
Bizoy S.A.	2	1	-	4	-	-

	525	11	77	733	10	67

Affiliated companies:
Central Dock Sud S.A.	246	-	-	89	-	-
Oleoductos del Valle S.A.	-	-	34	-	-	33
Terminales Marítimas Patagónicas S.A.	-	2	20	-	-	28
Oleoducto Trasandino (Argentina) S.A.	-	-	2	-	-	2
Gasoducto del Pacífico (Argentina) S.A.	-	6	15	-	6	7
Oiltanking Ebytem S.A.	-	-	27	-	-	25

	246	8	98	89	6	95

	771	19	175	822	16	162

	For the three-month period ended on March 31,
	2015		2014
	Revenues	Purchases and services	Revenues	Purchases and services	Interest gain (lost), net
Joint ventures:
Profertil S.A.	144	26	58	41	-
Mega	400	58	728	54	-
Refinor	191	20	163	39	-
Bizoy S.A.	-	-	5	-	-

	735	104	954	134	-

Affiliated companies:
Central Dock Sud S.A.	138	-	117	-	6
Oleoductos del Valle S.A.	-	48	-	51	-
Terminales Marítimas Patagónicas S.A.	-	48	-	47	-
Oleoducto Trasandino (Argentina) S.A.	-	6	-	3	-
Gasoducto del Pacífico (Argentina) S.A.	-	24	-	21	-
Oiltanking Ebytem S.A.	-	42	-	34	-

	138	168	117	156	6

	873	272	1,071	290	6

Additionally, in the normal course of business, and taking into consideration that YPF is the main oil and gas company in Argentina, its client/suppliers’ portfolio encompasses both private sector entities as well as national, provincial and municipal public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

●

CAMMESA: the provision of fuel oil, which is destined to thermal power plants, and the purchases of energy (the operations of sale and purchase for the three month period ended on March 31, 2015 amounted to 3,168 and 287, respectively, and on March 31, 2014 amounted to 1,695 and 180, respectively, while the net balance as of March 31, 2015 and December 31, 2014 was a trade receivable of 1,198 and 1,010, respectively);

●

ENARSA: rendering of regasification service in the regasification projects of GNL in Escobar and Bahía Blanca and the purchase of natural gas to ENARSA, imported by the mentioned company from Bolivia and crude oil (the operations for the three month period ended on March 31, 2015, amounted to 365 and 9, respectively, and on March 31, 2014 amounted to 302 and 240, respectively, while the net balance as of March 31, 2015 and December 31, 2014 was a trade receivable of 277 and 192, respectively);

●

Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.: the provision of jet fuel (the operations for the three month periods ended on March 31, 2015 and 2014, amounted to 538 and 558, respectively, while the net balance as of March 31, 2015 and December 31, 2014 was a trade receivable of 154 and 183, respectively),

●

Department of Federal Planning Investment and Services: the benefits of the incentive scheme for the Additional Injection of natural gas, among others, (the operations for the three month periods ended on March 31, 2015 and 2014, amounted to 2,452 and 1,564, respectively, while the net balance as of March 31, 2015 and December 31, 2014 was a trade receivable of 3,784 and 3,390, respectively);

●

Argentine Secretariat of Domestic Commerce: the compensation for providing gas oil to public transport of passengers at a differential price (the operations for the three month periods ended on March 31, 2015 and 2014, amounted to 799 and 657, respectively, while the net balance as of March 31, 2015 and December 31, 2014 was a trade receivable of 145 and 244, respectively).

Such transactions are generally based on medium-term agreements and are provided according to general market or regulatory conditions, as applicable.

Additionally, the Company has entered into certain financing and insurance transactions with entities related to the national public sector, as defined in IAS 24. Such transactions consist of certain financial transactions that are described in Note 6.j) of these condensed interim financial statements, and transactions with Nación Seguros S.A. related to certain insurance policies contracts, and in connection therewith, to the reimbursement from the insurance coverage for the incident occurred in Refinería La Plata in April, 2013 (for further detail see Note 11.b).

Furthermore, in relation to the investment agreement signed between YPF and Chevron subsidiaries, YPF has an indirect non-controlling interest in CHNC with which YPF carries out transactions in connection with the above mentioned investment agreement (for further detail see Note 11.c).

The table below discloses the compensation for the Company’s key management personnel, including members of the Board of Directors and vice presidents (managers with executive functions appointed by the Board of Directors), for the three-month periods ended March 31, 2015 and 2014:

	2015(1)	2014(1)
Short-term employee benefits	50	31
Share-based benefits	14	10
Post-retirement benefits	1	1

	65	42

(1)	Includes the compensation for YPF’s key management personnel which developed their functions during the mentioned periods.

13. EMPLOYEE BENEFIT PLANS AND OTHER OBLIGATIONS

Note 1.b.10 to the annual consolidated financial statements describes the main characteristics and accounting treatment for benefit plans implemented by the Company. The charges recognized during the three-months period ended on March 31, 2015 and 2014 are as follows:

i.	Retirement plan:

The total charges recognized under the Retirement Plan amounted to approximately 16 and 12 for the three month periods ended on March 31, 2015 and 2014, respectively.

ii.	Performance Bonus Programs:

The amount charged to expense related to the Performance Bonus Programs was 233 and 174 for the three month periods ended on March 31, 2015 and 2014, respectively.

iii.	Share-based benefit plan:

The amounts recognized in net income in relation with the Share-based Plans, which are disclosed according to their nature, amounted to 27 and 14 for the three month periods ended on March 31, 2015 and 2014, respectively.

14. INFORMATION REQUIRED BY GENERAL RESOLUTION NO. 629 OF THE CNV

Due to General Resolution No. 629 of the CNV, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

—	Adea S.A. located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

—	File S.R.L., located in Panamericana and R.S. Peña – Blanco Escalada – Luján de Cuyo –Province of Mendoza.

15. INFORMATION REQUIRED BY GENERAL RESOLUTION NO. 622 OF THE CNV

a)

Pursuant to section 1, Chapter III, Title IV of such resolution, there follows a detail of the notes to the condensed interim consolidated financial statements containing information required under the Resolution in the form of exhibits.

Exhibit A – Fixed Assets	Note 6.b) Fixed Assets
Exhibit B – Intangible assets	Note 6.a) Intangible assets
Exhibit C – Investments in companies	Note 16 Investments in companies
Exhibit D – Other investments	N/A
Exhibit E– Provisions	Note 6.f) Trade receivables Note 6.e) Other receivables Note 6.b) Fixed Assets Note 6.c) Investments in companies Note 6.h) Provisions
Exhibit F – Cost of goods sold and services rendered	Note 6.m) Cost of sales
Exhibit G – Assets and liabilities in foreign currency	Note 17 Assets and liabilities in foreign currency

b)	Minimum Shareholders’ equity and liquid counterparty

In compliance with the CNV General Resolution No. 622, the Minimum Shareholders’ equity required to act as Settlement and Clearing Agent is 3.5, and the minimum liquid counterparty required is 1.75. The previously mentioned amount is covered as of December 31, 2014 by the accounting balance of 29 recorded in the general ledger account identified in YPF records with number 5731204362 (denominated “BANCO DE GALICIA, EXTRACTO C/C – ARP”). As of March 31, 2015, Shareholders’ equity exceeds the minimum required by the controlling agency.

16. INVESTMENTS IN COMPANIES

a) Consolidated companies

	2015
				Information of the issuer
	Description of the Securities					Last Financial Statements Available
Name and Issuer	Class	Face Value	Amount	Main Business	Registered Address	Date	Capital Stock	Income (Loss)	Equity	Holding in Capital Stock
Controlled companies:(9)
YPF International S.A.(7)	Common	Bs. 100	2,535,114	Investment	Calle La Plata 19, Santa Cruz de la Sierra, República de Bolivia	03-31-2015	319	1	13	99.99%
YPF Holdings Inc.(7)	Common	US$ 0.01	810,614	Investment and finance	10333 Richmond Avenue I, Suite 1050, TX, USA	03-31-2015	7,105	(91)	(2,294)	100.00%
Operadora de Estaciones de Servicios S.A.	Common	$ 1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	03-31-2015	164	88	643	99.99%
A-Evangelista S.A.	Common	$ 1	307,095,088	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	03-31-2015	307	13	538	100.00%
YPF Servicios Petroleros S.A.	Common	$ 1	50,000	Wells perforation and/or reparation services	Macacha Güemes 515, Buenos Aires, Argentina	12-31-2011	-(8)	30	39	100.00%
YPF Inversora Energética S.A.	Common	$ 1	67,608,000	Investment	Macacha Güemes 515, Buenos Aires, Argentina	03-31-2015	76	(116)	(707)	100.00%
YPF Energía Eléctrica S.A.	Common	$ 1	30,006,540	Exploration, development, industrialization and marketing of hydrocarbons, and generation, transportation and marketing of electric power	Macacha Güemes 515, Buenos Aires, Argentina	03-31-2015	30	78	771	100.00%
YPF Chile S.A.(10)	Common	- -	50,968,649	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Villarica 322, Módulo B1, Quilicura, Santiago	03-31-2015	403	(7)	602	100.00%
YPF Tecnología S.A.	Common	$ 1	98,991,000	Investigation, development, production and commercialization of technologies, knowledge, goods and services.	Macacha Güemes 515, Buenos Aires, Argentina	03-31-2015	194	23	375	51.00%
YPF Europe B.V. (7)	Common	US$ 0.01	15,660,437,309	Investment and finance	Prins Bernardplein 200, 1097 JB, Amsterdam, Holanda	12-31-2014	1,331	81	1,416	100.00%
YSUR Argentina Investment S.à.r.l.(7)	Common	US$ 1	20,001	Investment	13-15, Avenue de la Lierté, L-1931, Luxemburgo	12-31-2014	-(8)	(1,631)	2,906	100.00%
YSUR Argentina Corporation (7)	Common	US$ 1	10,000,001	Investment	Boundary Hall, Cricket Square P.O. Box 1111 George Town, Grand Cayman, Cayman Islands KY1-1102	12-31-2014	85	(382)	252	100.00%
YSUR Petrolera Argentina S.A.(7)	Common	$ 1	634,284,566	Exploration, extraction, exploitation, storage, transportation, industrialization and marketing of hydrocarbons, as well as other operations related thereto.	Tucumán 1, P. 12, Buenos Aires, Argentina	03-31-2015	634	(2)	362	100.00%

b) Companies valued using the equity method

	2015
								Information of the issuer								December 31, 2014
	Description of the Securities									Last Financial Statements Available
Name and Issuer	Class	Face Value		Amount	Book Value(3)		Cost(2)	Main Business	Registered Address	Date	Capital Stock	Income (Loss)	Equity	Holding in Capital Stock		Book Value(3)
Joint Ventures:
Compañía Mega S.A.(6)(7)	Common		$1	244,246,140	814		-	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	12-31-2014	643	204	1,060	38.00%		778
Profertil S.A.(7)	Common		$1	391,291,320	1,093		-	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3°, Buenos Aires, Argentina	12-31-2014	783	490	1,448	50.00%		1,231
Refinería del Norte S.A.	Common		$1	45,803,655	374		-	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	12-31-2014	92	290	868	50.00%		423

					2,281		-									2,432

Affiliated Companies:
Oleoductos del Valle S.A.	Common		$10	4,072,749	111	(1)	-	Oil transportation by pipeline	Florida 1, P. 10°, Buenos Aires, Argentina	03-31-2015	110	14	310	37.00%		99	(1)
Terminales Marítimas Patagónicas S.A.	Common		$10	476,034	68		-	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11°, Buenos Aires, Argentina	12-31-2014	14	40	213	33.15%		71
Oiltanking Ebytem S.A.(7)	Common		$10	351,167	105		-	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina	03-31-2015	12	24	149	30.00%		88
Gasoducto del Pacífico (Argentina) S.A.	Preferred		$1	15,579,578	23		-	Gas transportation by pipeline	San Martín 323, P. 13º, Buenos Aires, Argentina	12-31-2014	156	60	232	10.00%		14
Central Dock Sud S.A.	Common		$0.01	11,869,095,147	103		136	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, P. 16°, Buenos Aires, Argentina	12-31-2014	1,231	50	1,146	10.25%	(5)	110
Inversora Dock Sud S.A.	Common		$1	355,270,303	333		445	Investment and finance	Pasaje Ingeniero Butty 220, P. 16°, Buenos Aires, Argentina	12-31-2014	829	103	837	42.86%		336
Oleoducto Trasandino (Argentina) S.A.	Preferred		$1	12,135,167	22		-	Oil transportation by pipeline	Macacha Güemes 515, P. 3°, Buenos Aires, Argentina	12-31-2014	34	14	62	36.00%		22
Other companies:
Others (4)	-	-	-		17		126	-	-	-	-	-	-	-		17

					782		707									757

					3,063		707									3,189

(1)	Holding in shareholders’ equity, net of intercompany profits.
(2)	Cost net of cash dividends and stock reduction.
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF accounting methods.
(4)	Includes Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I.,Oleoducto Transandino (Chile) S.A., Bizoy S.A., Civeny S.A. and Bioceres S.A.
(5)	Additionally, the Company has a 29.99% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)	The U.S. dollar has been defined as the functional currency of this company.
(8)	No value is disclosed as the carrying value is less than 1.
(9)

Additionally consolidated Compañía Minera de Argentina S.A, YPF Services USA Corp., Compañía de Inversiones Mineras S.A., YPF Perú SAC., YPF Brasil Comercio Derivado de Petróleo Ltd., Wokler Investment S.A., YPF Colombia S.A., Eleran Inversiones 2011 S.A.U., Lestery S.A., Miwen S.A., YSUR Argentina Holdings S.à.r.l. and Energía Andina S.A.

(10)	The Chilean peso has been defined as the functional currency of this Company.

17. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Account	Foreign currency and amount				Exchange rate in pesos as of 03-31-15	Value in pesos as of 03-31-15
	12-31-2014		03-31-2015
Noncurrent Assets
Trade receivables	BRL	5	BRL	5	2.71 (1)	14
Other receivables	US$	73	US$	63	8.72 (1)	549
	BRL	6	BRL	6	2.71 (1)	16

Total noncurrent assets						579

Current Assets
Trade receivables	US$	341	US$	312	8.72 (1)	2,721
	CLP	11,043	CLP	7,896	0.01 (1)	79
	BRL	24	BRL	21	2.71 (1)	57
Other receivables	US$	473	US$	394	8.72 (1)	3,436
		€3		€6	9.36 (1)	56
	BRL	3	BRL	5	2.71 (1)	14
	CLP	4,344	CLP	3,274	0.01 (1)	33
	JPY	128	JPY	119	0.07 (1)	8
Cash and equivalents	US$	647	US$	1,053	8.72 (1)	9,182
	CLP	-	CLP	1,033	0.01 (1)	10

Total current assets						15,596

Total assets						16,175

Noncurrent Liabilities
Provisions	US$	2,785	US$	2,828	8.82 (2)	24,943
Loans	US$	2,861	US$	3,283	8.82 (2)	28,958
Accounts payable	US$	55	US$	55	8.82 (2)	485

Total noncurrent liabilities						54,386

Current Liabilities
Provisions	US$	177	US$	168	8.82 (2)	1,482
Loans	US$	920	US$	983	8.82 (2)	8,674
	BRL	16	BRL	24	2.73 (2)	66
Salaries and social security	US$	3	US$	1	8.82 (2)	9
	BRL	2	BRL	2	2.73 (2)	5
	CLP	-	CLP	252	0.01 (2)	3
Accounts payable	US$	2,015	US$	1,713	8.82 (2)	15,109
		€24		€22	9.48 (2)	209
	CLP	6,387	CLP	6,576	0.01 (2)	66
	BRL	11	BRL	7	2.73 (2)	19
Taxes payable	BRL	-	BRL	3	2.73 (2)	8
	CLP	-	CLP	1,075	0.01 (2)	11

Total current liabilities						25,661

Total liabilities						80,047

(1)	Buying exchange rate.
(2)	Selling exchange rate.

18. SUBSEQUENT EVENTS

On April 30, 2015, a General Ordinary and Extraordinary Shareholders’ Meeting was held (see Note 8).

In April 2015, the Company issued Class XXXVIII and Class XXXIX Negotiable Obligations in the amount of 935 million and US$ 1,500 million, respectively. Class XXXVIII Negotiable Obligations will accrue interest at a variable rate (Badlar plus 4.75%) and principal will mature in 2020. Class XXXIX Negotiable Obligations will accrue interest at a fixed nominal annual rate of 8.5% and principal will mature in 2025.

YPF understands a complaint was filed on April 8, 2015 by Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (together, “Petersen”), a former shareholder of YPF´s Class D shares, against the Argentine Republic and YPF S.A. in the United States District Court for the Southern District of New York. In principle, litigation is being conducted by the bankruptcy trustee of the aforesaid companies by reason of a liquidation process pending in a Spanish bankruptcy court. The complaint contains claims related to the expropriation of the controlling interest of Repsol in YPF by the Argentine Republic in 2012, alleging that it would have triggered an obligation by the Argentine Republic to make a purchase offer to the remaining shareholders. The claims appear to be primarily based on allegations that the expropriation violated contractual obligations in the prospectus for YPF´s initial public offering and in YPF´s bylaws, and seeks unspecified damages. In addition, the company understands that they have attempted to serve notice of the complaint to YPF in the USA. The Company considers that such service is not valid. Based on available information related to the complaint, the Company believes that the claims brought against it, have no merit and will vigorously defend its interests. Finally, as of the date of issuance of these condensed interim consolidated financial statements, YPF has no element in possession that may permit a potential weighting of the impact of this claim on the Company.

On April 8, 2015, Resolution ENARGAS 3249/2015 was published in the Official Gazette. This resolution repeal sections 3 and 4 of Resolution ENARGAS 2407/2012, by reason of which MetroGAS was bound to (i) deposit fixed funds collected per invoice in the trust created to such end, where MetroGAS is trustor and Nación Fideicomisos S.A. trustee, and (ii) submit a plan of investments in consolidation and expansion works to annual approval. Furthermore, said Resolution ENARGAS 3249/2015 repealed Resolution ENARGAS 2767/2013 which timely modified the deposit and settlement mechanism related to fixed charges per invoice by distinguishing works due to follow-up protocol procedures from works for development certification. Consequently, by reason of the enactment of Resolution ENARGAS 3249/2015, effective from April 1, 2015, fixed amounts per invoice established under Resolution ENARGAS 2407/2012 that MetroGAS continues to invoice and collect shall not be allocated to the Management and Financial Trust created with Nación Fideicomisos, but -on the contrary- such amounts shall be allocated by MetroGAS exclusively to activities related to the expansion and reliability of systems, operating and maintenance works contributing towards compliance with rules and regulations under the “Gas Code of Argentina – NAG for its acronym in Spanish” and to commercial and administrative activities in connection with an efficient customer service within the service rendering area, and at least 30% of such fixed amounts shall be allocated to investments in system expansion within the framework of an investment plan to be approved by ENARGAS.

On May 7, 2015, the transfer from Repsol Butano S.A. to YPF of the shares representing the 33.997% of YPF Gas S.A. interest and the transfer from Repsol Trading S.A. to YPF of the 17.79% of Oleoducto Trasandino Chile interest became effective.

As of the date of the issuance of these condensed interim consolidated financial statements, there are no other significant subsequent events that require adjustments or disclosure in the condensed interim consolidated financial statements of the Company as of March 31, 2015, which were not already considered in such consolidated financial statements according to IFRS.

MIGUEL MATÍAS GALUCCIO President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 15, 2015	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer